Mail Stop 0510

April 22, 2005

via U.S. mail and facsimile

Gregory S. Fredrick
Chief Financial Officer
Human Pheromone Sciences, Inc.
84 W Santa Clara St.  Suite 720
San Jose, California  95113

	RE:	Human Pheromone Sciences, Inc.
		Form 10-KSB for the fiscal year ended December 31, 2004
		Filed March 30, 2005

		File No. 0-23544

Dear Mr. Fredrick:

      We have reviewed your filings and have the following comment.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We have asked you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2004

MD&A

1. We note that your accounts receivable balance as of December
31,
2004 has increased 582% when compared to your balance as of
December
31, 2003, which significantly impacted your cash flows used in operations. We further note that net revenue increased by 76% for fiscal year 2004 as compared to fiscal year 2003 and that your receivable day sales outstanding has increased to 54.6 days as of December 31, 2004 from 24.7 days as of December 31, 2003. Due to the significant impact of your receivables on your cash flows used in operations, your historical cash flows used in operations, and the volatility of timing in collecting accounts receivable, please provide the following information, at a minimum, in future filings of your Form 10-KSB and Forms 10-QSB:
* Historical sources of cash (e.g., operations, sale of REALM product
line, financing, etc.);
* Trends and uncertainties related to your cash flows and
liquidity
o For fiscal year 2004, you stated that you expected your 2004 sales
to decline due to maturing fragrance lines with shortening life cycles; however, your fiscal year 2004 sales increased by 76%. Your results of operations and liquidity discussion should provide a comprehensive analysis of known trends and uncertainties related to revenue, including your expectations of the impact of maturing product lines and new operating focus of licensing your human pheromone patents on future sales.
o Your gross profit margin increased to 81% in fiscal year 2004 as compared to 73% in fiscal year 2003 and your SG&A as a percentage of net revenue decreased to 124% in fiscal year 2004 as compared to
164%
in fiscal year 2003. Due to the significance of the changes between periods presented, please provide a comprehensive analysis of these significant trends. For example, provide more specifics for why pheromone costs decreased in fiscal year 2004.
* Detailed discussion and analysis regarding the trends and uncertainties surrounding the collectibility of accounts receivable, including why your day sales outstanding significantly increased when compared to the prior period.
* Detailed discussion and analysis regarding your ability to meet your short-term and long-term cash requirements. Specifically, discuss how you intend to generate or obtain cash (e.g., business operations, asset sales, debt issuances, stock issuances, etc.) and how you intend to maintain your operations.
Note that this is not meant to represent an all-inclusive list of where your MD&A could be improved. You should provide quantification of amounts and further clarification and analysis throughout your discussion. Refer to Item 303 of Regulation S-B and the SEC Interpretive Release No. 33-8350 dated December 19, 2003 for further guidance.

In your supplemental response, please tell us, in detail, how you intend to revise your future filings to address the above points.

*    *    *    *

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

?        the company is responsible for the adequacy and accuracy
of
the disclosure in the filing;

?        staff comments or changes to disclosure in response to
staff
comments do not foreclose the Commission from taking any action with respect to the filing; and

?        the company may not assert staff comments as a defense in
any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tracey Houser, Staff Accountant, at (202)
942-
1989, or me at (202) 942-2923 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,




							Nili Shah
							Accounting Branch Chief


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Mr. Fredrick
Human Pheromone Sciences, Inc.
April 22, 2005
Page 1 of 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE